UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of April 2026

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED (Exact name of registrant as specified in its charter)
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☒   Form 40-F☐

References in this Report on Form 6-K to the “Company,” “Triton,” “we,” “us” and “our” refer to Triton International Limited and, where appropriate, its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K (the "Quarterly Report") of Triton International Limited contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. In addition, we, or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents we file with the Securities and Exchange Commission (the "SEC"), or in connection with oral statements made to the press, potential investors or others. All statements, other than statements of historical facts, including statements regarding our strategy, future operations, future financial position, future revenues, future costs, prospects, plans and objectives of management are forward-looking statements. The words "expect," "estimate," "anticipate," "predict," "believe," "think," "plan," "will," "should," "intend," "seek," "potential" and similar expressions and variations are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Triton's control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. These factors include, without limitation, economic, business, competitive, market and regulatory conditions and the following:

•decreases in the demand for leased containers;
•decreases in market leasing rates for containers;
•difficulties in re-leasing containers after their initial fixed-term leases;
•our customers' decisions to buy rather than lease containers;
•increases in the cost of repairing and storing our off-hire containers;
•our dependence on a limited number of customers and suppliers;
•customer defaults;
•decreases in the selling prices of used containers;
•extensive competition in the container leasing industry;
•risks stemming from the international nature of our businesses, including global and regional economic conditions and geopolitical risks, including international conflicts;
•decreases in demand for international trade;
•risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties and tariffs;
•disruption to our operations from failures of, or attacks on, our information technology systems;
•disruption to our operations as a result of natural disasters or public health crises;
•compliance with laws and regulations globally;
•risks related to the ownership of Triton by Brookfield Infrastructure, including the potentially divergent interests of our sole common shareholder and the holders of our outstanding indebtedness and preference shares, and our reliance on certain corporate governance exemptions, and that as a foreign private issuer we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•the availability and cost of capital;
•restrictions imposed by the terms of our debt agreements;
•our ability to successfully complete, integrate and benefit from acquisitions and dispositions;
•changes in tax laws in Bermuda, the United States and other countries; and
•other risks and uncertainties, including those listed under Part II, "Risk Factors" in this Quarterly Report and in the other documents we file with the SEC from time to time.

The foregoing list of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere. Any forward-looking statements made in this Quarterly Report are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Triton or its businesses or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS
TRITON INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
(Unaudited)

	March 31, 2026	December 31, 2025
ASSETS:
Leasing equipment, net of accumulated depreciation of $3,594,730 and $3,595,069	$7,201,001	$7,275,964
Net investment in finance leases	1,650,185	1,680,588
Equipment held for sale	179,098	164,785
Revenue earning assets	9,030,284	9,121,337
Cash and cash equivalents	60,926	40,323
Restricted cash	76,441	106,984
Accounts receivable, net of allowances of $2,685 and $2,504	211,302	201,064
Goodwill	236,665	236,665
Other assets	50,192	51,586
Fair value of derivative instruments	57,244	56,461
Total assets	$9,723,054	$9,814,420
LIABILITIES AND SHAREHOLDERS' EQUITY:
Equipment purchases payable	$50,938	$3,353
Fair value of derivative instruments	630	2,610
Deferred revenue	105,463	117,774
Accounts payable and other accrued expenses	108,932	129,178
Net deferred income tax liability	412,130	408,748
Debt, net of unamortized costs of $41,901 and $39,373	6,397,141	6,567,078
Total liabilities	7,075,234	7,228,741
Shareholders' equity:
Preferred shares, $0.01 par value, at liquidation preference	1,055,000	880,000
Common shares, $0.01 par value, 210,000,000 shares authorized, 101,158,891 shares issued and outstanding	1,012	1,012
Undesignated shares, $0.01 par value, 47,800,000 and 54,800,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital (deficit)	887,927	892,620
Accumulated earnings	655,224	767,038
Accumulated other comprehensive income (loss)	48,657	45,009
Total shareholders' equity	2,647,820	2,585,679
Total liabilities and shareholders' equity	$9,723,054	$9,814,420

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2026	2025
Revenues:
Operating lease revenues	$278,294	$356,395
Finance lease revenues	28,516	26,645
Management fee revenues	5,345	—
Total revenues	312,155	383,040

Equipment trading revenues	19,097	11,915
Equipment trading expenses	(18,667)	(11,321)
Trading margin	430	594

Net gain (loss) on sale of leasing equipment	(1,429)	10,694

Operating expenses:
Depreciation and amortization	87,591	128,360
Direct operating expenses	18,005	14,819
Administrative expenses	26,318	24,126
Provision (reversal) for doubtful accounts	548	305
Total operating expenses	132,462	167,610
Operating income (loss)	178,694	226,718
Other (income) expenses:
Interest and debt expense	63,412	68,129
Other (income) expense, net	(34)	(77)
Total other (income) expenses	63,378	68,052
Income (loss) before income taxes	115,316	158,666
Income tax expense (benefit)	8,872	13,893
Net income (loss)	$106,444	$144,773
Less: dividends on preferred shares	18,184	14,744
Net income (loss) attributable to common shareholder	$88,260	$130,029

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2026	2025
Net income (loss)	$106,444	$144,773
Other comprehensive income (loss), net of tax:
Change in derivative instruments designated as cash flow hedges	9,344	(15,937)
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges	(5,402)	(8,013)
Foreign currency translation adjustment	(294)	104
Other comprehensive income (loss), net of tax	3,648	(23,846)
Comprehensive income	$110,092	$120,927
Less:
Dividend on preferred shares	18,184	14,744
Comprehensive income attributable to common shareholder	$91,908	$106,183

Tax (benefit) provision on change in derivative instruments designated as cash flow hedges	$110	$(172)
Tax (benefit) provision on reclassification of (gain) loss on derivative instruments designated as cash flow hedges	$(110)	$(181)

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share amounts)
(Unaudited)

	Preferred Shares		Common Shares		Add'l Paid in Capital (Deficit)	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2025	35,200,000	$880,000	101,158,891	$1,012	$892,620	$767,038	$45,009	$2,585,679
Preferred shares issued	7,000,000	175,000	—	—	(5,943)	—	—	169,057
Net income (loss)	—	—	—	—	—	106,444	—	106,444
Other comprehensive income (loss)	—	—	—	—	—	—	3,648	3,648
Contributed capital from Parent for executive compensation	—	—	—	—	1,250	—	—	1,250
Deemed distributions to Parent(1)	—	—	—	—	—	(74)	—	(74)
Dividend to Parent	—	—	—	—	—	(200,000)	—	(200,000)
Preferred shares dividend declared	—	—	—	—		(18,184)	—	(18,184)
Balance as of March 31, 2026	42,200,000	$1,055,000	101,158,891	$1,012	$887,927	$655,224	$48,657	$2,647,820

	Preferred Shares		Common Shares		Add'l Paid in Capital (Deficit)	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2024	29,200,000	$730,000	101,158,891	$1,012	$(304,274)	$2,289,072	$93,343	$2,809,153
Preferred shares issued	6,000,000	150,000	—	—	(5,440)	—	—	144,560
Net income (loss)	—	—	—	—	—	144,773	—	144,773
Other comprehensive income (loss)	—	—	—	—	—	—	(23,846)	(23,846)
Contributed capital from Parent for executive compensation	—	—	—	—	960	—	—	960
Adjustment related to Treasury shares	—	—	—	—	1,203,220	(1,203,220)		—
Distributions to Parent	—	—	—	—	(5,668)	(510,638)	—	(516,306)
Dividend to Parent	—	—	—	—	—	(150,000)	—	(150,000)
Preferred shares dividend declared	—	—	—	—		(14,267)	—	(14,267)
Balance as of March 31, 2025	35,200,000	$880,000	101,158,891	$1,012	$888,798	$555,720	$69,497	$2,395,027
(1)    Represents expenses paid on behalf of Parent.
The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net income (loss)	$106,444	$144,773
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	87,591	128,360
Amortization of deferred debt cost and other debt related amortization	3,115	4,026
Other non-cash compensation costs	1,250	960
Net (gain) loss on sale of leasing equipment	1,429	(10,694)
Deferred income taxes	3,382	1,998
Changes in operating assets and liabilities:
Accounts receivable, net	(10,446)	5,300
Deferred revenue	(12,311)	(18,701)
Accounts payable and other accrued expenses	(19,580)	(3,689)
Equipment sold (purchased) for resale activity	6,111	2,146
Cash received (paid) for settlement of interest rate swaps	1,159	—
Cash collections on finance lease receivables, net of income earned	38,000	33,993
Other assets	(270)	(774)
Net cash provided by (used in) operating activities	205,874	287,698

Cash flows from investing activities:
Purchases of leasing equipment and investments in finance leases	(51,501)	(20,200)
Proceeds from sale of equipment, net of selling costs	58,185	67,778
Other	(265)	53
Net cash provided by (used in) investing activities	6,419	47,631

Cash flows from financing activities:
Issuance of preferred shares, net of underwriting discount	169,057	144,560
Debt issuance costs	(5,455)	—
Borrowings under debt facilities	806,530	155,000
Payments under debt facilities and finance lease obligations	(974,107)	(507,752)
Dividends paid on preferred shares	(18,184)	(14,267)
Restricted cash balance transferred as part of equity distribution of TCF VIII(1)	—	(25,903)
Dividends and distributions to Parent	(200,074)	(150,000)
Net cash provided by (used in) financing activities	(222,233)	(398,362)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(9,940)	$(63,033)
Cash, cash equivalents and restricted cash, beginning of period	147,307	169,716
Cash, cash equivalents and restricted cash, end of period	$137,367	$106,683
Supplemental disclosures:
Interest paid	$51,785	$60,945
Income taxes paid (refunded)	$12,621	$583
Non-cash investing activities:
Equipment purchases payable	$50,938	$14,938
Non-cash financing activities:
Equity distribution of TCF VIII to Parent including restricted cash balance of $25.9 million(1)	$—	$516,306
(1)     For additional information on the TCF VIII Distribution, refer to Note 2 - "Acquisitions and Other Transactions".

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of the Business and Basis of Presentation

Description of the Business and Basis of Presentation

Triton International Limited ("Triton" or the "Company"), through its subsidiaries, leases intermodal transportation equipment, primarily maritime containers, and provides maritime container management services through a worldwide network of service subsidiaries, third-party depots and other facilities. The majority of the Company's business is derived from leasing its containers to shipping line customers through a variety of long-term and short-term contractual lease arrangements. The Company also sells containers from its equipment leasing fleet as well as containers specifically acquired for resale from third parties. Triton also manages the leasing and selling of container fleets owned by other parties, for which it receives management fees. The Company's registered office is located in Bermuda.

Basis of Presentation

The unaudited consolidated financial statements and accompanying notes include the accounts of the Company and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, these financial statements do not include all information and footnotes required by GAAP for complete financial statements.

The unaudited interim financial statements have been prepared on a basis consistent with the Company's annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to state fairly the Company's financial position, results of operations, comprehensive income, shareholders' equity, and cash flows for the periods presented. The Consolidated Balance Sheet as of December 31, 2025, included herein, was derived from the audited financial statements as of that date, but does not include all disclosures required by GAAP. The consolidated results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2026 or for any other future annual or interim period.

These financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2025 included in the Company's Annual Report on Form 20-F which was filed with the Securities and Exchange Commission (the "SEC") on February 20, 2026. The unaudited consolidated financial statements include the accounts of the Company and subsidiaries in which it has a controlling interest, and variable interest entities of which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the accompanying prior period financial statements and notes to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the financial statements. Such estimates include, but are not limited to, the Company's estimates in connection with leasing equipment, including residual values and depreciable lives, values of assets held for sale and other long-lived assets, provision for income tax, allowance for doubtful accounts, components of compensation, goodwill and intangible assets. Actual results could differ from those estimates.

Effective January 1, 2026, the Company increased the residual value of its chassis equipment. The impact of this change on depreciation expense was $0.6 million for the three months ended March 31, 2026.

Concentration of Credit Risk

The Company's equipment leases and trade receivables subject it to potential credit risk. The Company extends credit to its customers based upon an evaluation of each customer's financial condition and credit history. Evaluations of the financial condition and associated credit risk of customers are performed on an ongoing basis. As a percent of its lease billings, the Company's three largest customers accounted for 21%, 18%, and 14% for the three months ended March 31, 2026 and 20%, 18%, and 13% for the three months ended March 31, 2025.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Fair Value Measurements

For information on the fair value of debt and derivative instruments, refer to Note 6 - "Debt" and Note 7 - "Derivative Instruments", respectively.

Recently Adopted Accounting Standards

Financial Instruments - Credit Losses

ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, was issued in July 2025, which provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The guidance is effective for annual periods beginning after December 15, 2025 and interim periods within those annual periods with early adoption permitted. The Company adopted ASU 2025-05 in the first quarter of 2026 on a prospective basis and it had no impact on the Company's Consolidated Financial Statements.

Recently Issued Accounting Standards Not Yet Adopted

Expense Disaggregation Disclosures

ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), was issued in November 2024, and ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"), was issued in January 2025, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03, as clarified by ASU 2025-01, are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Internal-Use Software

ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Recognition and Disclosure of Software Cost, was issued in September 2025 to remove the prescriptive “project stage” model for software development and require capitalization of software costs once management has authorized and committed to funding the project and it is probable the project will be completed and used as intended. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 2 — Acquisitions and Other Transactions

On July 1, 2025, the Company completed the acquisition of Global Container International LLC (“GCI”), a Bermuda-domiciled container leasing company (the "GCI Acquisition"). For additional information on the GCI Acquisition, refer to Note 3 - "Acquisitions and Other Transactions" in the Company's Annual Report on Form 20-F which was filed with the SEC on February 20, 2026.

On March 27, 2025, the Company distributed its equity interest in Triton Container Finance VIII LLC ("TCF VIII"), a special purpose securitization subsidiary of Triton, to Thanos Holdings Limited ("Parent") (the “TCF VIII Distribution”). For additional information on the TCF VIII Distribution, refer to Note 3 - "Acquisitions and Other Transactions" in the Company's Annual Report on Form 20-F which was filed with the SEC on February 20, 2026.

Note 3—Other Compensation Costs

Long-Term Cash Incentive Plan

Under the Company's Long-Term Cash Incentive Plan ("LTIP") the Company grants long-term cash incentive awards with specified target values to certain employees and consultants of the Company, subject to the participant's continued service with the Company. Payouts of these awards are based on changes in the Company’s valuation, plus cumulative cash dividends and return of capital distributions paid by the Company, from the grant date to the vesting date. At each reporting period subsequent to the grant date, changes in the award's aggregate target value are recognized as compensation expense based on the portion of vesting or service period lapsed from the grant date through the reporting date.

The following table summarizes awards that have been granted under the Company's LTIP:

		Award Vesting
Grant Date	Aggregate Target Value as of March 31, 2026	Date	Weighting	Date	Weighting
February 2026	$11.1 million	—	—	January 15, 2029 (1)	100%
February 2025	$14.2 million	January 15, 2027	25%	January 15, 2028	75%
February 2024	$16.4 million (2)	January 15, 2026	50%	January 15, 2027	50%
(1) No partial vesting for the 2026 tranche.
(2) 50% of the 2024 tranche was paid out upon vesting on January 15, 2026.

The Company recognized compensation expense for LTIP awards for the three months ended March 31, 2026 and 2025 of $3.2 million and $2.1 million, respectively, in Administrative expenses on the Consolidated Statements of Operations. In February 2026, an additional tranche of LTIP awards was issued to participants, resulting in an increase in compensation expense recognized for the three months ended March 31, 2026 compared to 2025.

Long-Term Incentive Awards

Pursuant to a long-term incentive program established by Brookfield Infrastructure, certain senior executives of the Company have been granted incentive units (the "Incentive Units") which vest in five equal annual installments on each of the first five anniversaries of the closing of the Merger between Triton and Brookfield Infrastructure that occurred on September 28, 2023, subject to the participants' continued employment or service. As of March 31, 2026, the total number of Incentive Units granted under the long-term incentive program was 1,000.

The Company recognizes compensation expense for the Incentive Units on a straight line basis over the five year vesting period based on the estimated fair value of the awards. Changes in the fair value of the awards at each reporting date are recognized as compensation expense based on the portion of the vesting or service period lapsed from the grant date through the reporting date.

As of March 31, 2026, the estimated fair value of the Incentive Units awards was $25.0 million. The Company recognized compensation expense for the three months ended March 31, 2026 and 2025 of $1.3 million and $1.0 million, respectively, in Administrative expenses on the Consolidated Statements of Operations. These amounts are reflected as Contributed capital from Parent on the Consolidated Statements of Shareholders’ Equity. Payment obligations, if any, are the responsibility of Brookfield Infrastructure.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 4—Other Equity Matters

During the three months ended March 31, 2026 and 2025, the Company paid cash dividends of $200.00 million and $150.0 million, respectively, on the common shares of the Company to Parent.

Preference Shares

The following table summarizes the Company's preference share issuances as of March 31, 2026 (each, a "Series"):

Preference Share Series	Issuance	Liquidation Preference (in thousands)	# of Shares(1)
Series A 8.50% Cumulative Redeemable Perpetual Preference Shares ("Series A")	March 2019	$86,250	3,450,000
Series B 8.00% Cumulative Redeemable Perpetual Preference Shares ("Series B")	June 2019	143,750	5,750,000
Series C 7.375% Cumulative Redeemable Perpetual Preference Shares ("Series C")	November 2019	175,000	7,000,000
Series D 6.875% Cumulative Redeemable Perpetual Preference Shares ("Series D")	January 2020	150,000	6,000,000
Series E 5.75% Cumulative Redeemable Perpetual Preference Shares ("Series E")	August 2021	175,000	7,000,000
Series F 7.625% Cumulative Redeemable Perpetual Preference Shares ("Series F")	February 2025	150,000	6,000,000
Series G 7.500% Cumulative Redeemable Perpetual Preference Shares ("Series G")	January 2026	$175,000	7,000,000
		$1,055,000	42,200,000
(1)     Represents number of shares authorized, issued, and outstanding.

Triton's preference shares are listed on the New York Stock Exchange.

On January 12, 2026, the Company completed a public offering of the Series G Preference Shares and received $169.1 million in aggregate net proceeds after deducting underwriting discounts and offering expenses of $5.9 million. The net proceeds from the sale of the Series G Preference Shares were used for general corporate purposes.

Each Series of preference shares may be redeemed at the Company’s option, at any time after approximately five years from original issuance, in whole or in part at a redemption price, plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preference shares prior to the expiration of the five year period upon the occurrence of certain events as described in each instrument, such as (i) a Change of Control Triggering Event (as defined for each Series), (ii) for Series E, F and G, a Rating Agency Event (as defined for such series) and for series F and G, a Change of Control (as defined for such series). If the Company does not elect to redeem a Series upon the occurrence of a Change of Control Triggering Event for such series, holders may have the right to convert their preference shares into common shares in certain circumstances.

Holders of preference shares generally have no voting rights. If the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive), holders of each Series of preference shares, voting together as a class, will be entitled to elect two additional directors to the Board of Directors and the size of the Board of Directors will be increased to accommodate such election. Such right to elect two directors will continue until such time as there are no accumulated and unpaid dividends in arrears.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Dividends

Dividends on each preference share Series are cumulative from the date of original issue and are payable quarterly in arrears on the 15th day of March, June, September and December of each year, when, as and if declared by the Company's Board of Directors. Dividends are payable equal to the stated rate per annum of the $25.00 liquidation preference per share. All Series rank senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary.

The Company paid the following quarterly dividends on its issued and outstanding Series (in millions except for the per-share amounts):

	Three Months Ended March 31,
	2026		2025
Series	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment
A(1)	$0.53	$1.8	$0.53	$1.8
B	$0.50	$2.9	$0.50	$2.9
C(1)	$0.46	$3.2	$0.46	$3.2
D(1)	$0.43	$2.6	$0.43	$2.6
E(1)	$0.36	$2.5	$0.36	$2.5
F(1)(2)	$0.48	$2.9	$0.21	$1.3
G(1)(3)	$0.33	$2.3	—	—
Total		$18.2		$14.3
(1)     Per share payments rounded to the nearest whole cent.
(2)     Issued in February 2025.
(3)     Issued in January 2026.

As of March 31, 2026, the Company had cumulative unpaid preference share dividends of $3.2 million.

Note 5—Leases

Lessee

The Company leases office facilities under various cancellable and non-cancellable operating leases, most of which provide extension or early termination options. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants.

The following table summarizes the impact of the Company's leases in its financial statements (in thousands):

Balance Sheet	Financial statement caption	March 31, 2026	December 31, 2025
Right-of-use asset - operating	Other assets	$9,408	$9,935
Lease liability - operating	Accounts payable and other accrued expenses	$12,757	$13,356

		Three Months Ended March 31,
Income Statement	Financial statement caption	2026	2025
Operating lease cost(1)	Administrative expenses	$785	$757
(1)    Includes short-term leases that are immaterial.

Cash paid for amounts included in the measurement of lease liabilities included in operating cash flows was $0.6 million and $0.8 million for the three months ended March 31, 2026 and 2025, respectively.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table includes supplemental information related to the Company's operating leases:

March 31, 2026
Weighted-Average Remaining Lease Term	7.6 years
Weighted-Average Discount Rate	5.54%

Lessor

Operating Leases

As of March 31, 2026, the Company has deferred revenue balances related to upfront payments received in return for reduced lease rates during the lease term. These amounts will be amortized into revenue as follows (in thousands):

Years ending December 31,
2026 (Remaining 9 months)	$29,804
2027	17,048
2028	15,392
2029	13,837
2030	8,426
2031 and thereafter	20,956
Total	$105,463

Finance Leases

The following table summarizes the components of the net investment in finance leases (in thousands):

	March 31, 2026	December 31, 2025
Future minimum lease payment receivable(1)	$2,002,077	$2,053,619
Estimated residual receivable(2)	295,336	299,919
Gross finance lease receivables(3)	2,297,413	2,353,538
Unearned income(4)	(647,228)	(672,950)
Net investment in finance leases(5)	$1,650,185	$1,680,588
(1)     There were no executory costs included in gross finance lease receivables as of March 31, 2026 and December 31, 2025.
(2)    The Company's finance leases generally include a purchase option at nominal amounts that is reasonably certain to be exercised, and therefore, the Company has immaterial residual value risk.
(3)    The gross finance lease receivable is reduced as billed to customers and reclassified to accounts receivable until paid by customers.
(4)     There were no unamortized initial direct costs as of March 31, 2026 and December 31, 2025.
(5)    One major customer represented 93% of the Company's finance lease portfolio as of March 31, 2026 and December 31, 2025, respectively. No other customer represented more than 10% of the Company's finance lease portfolio in each of those periods.

The Company’s finance lease portfolio customers are primarily large international shipping lines. In its estimate of expected credit losses, the Company evaluates the overall credit quality of its finance lease portfolio. The Company considers an account past due when a payment has not been received in accordance with the terms of the related lease agreement and maintains allowances, if necessary, for doubtful accounts. These allowances are based on, but not limited to, historical experience which includes stronger and weaker economic cycles, each lessee's payment history, management's current assessment of each lessee's financial condition, consideration of current economic conditions and reasonable market forecasts.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 6—Debt

The table below summarizes the Company's key terms and carrying value of debt as of the periods indicated:

	March 31, 2026				December 31, 2025
	Outstanding Borrowings (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Outstanding Borrowings (in thousands)
			From	To
Secured Debt Financings
Securitization ("ABS") term instruments	$1,958,812	3.83%	February 2028	March 2035	$2,023,819
Securitization warehouse	260,000	5.18%	November 2032	November 2032	260,000
Total secured debt financings	2,218,812				2,283,819
Unsecured Debt Financings
Senior notes	2,400,000	3.40%	April 2026	February 2033	1,800,000
Credit facility:
Revolving credit tranche	291,500	4.93%	August 2030	August 2030	960,000
Term loan tranche	1,532,200	4.93%	August 2030	August 2030	1,564,800
Commercial paper	—				—
Total unsecured debt financings	4,223,700				4,324,800
Total debt financings	$6,442,512				$6,608,619
Unamortized debt costs	(41,901)				(39,373)
Unamortized debt premium & discounts	(3,470)				(2,168)
Debt, net of unamortized costs	$6,397,141				$6,567,078

Securitization Term Instruments

Under the Company's ABS facilities, indirect wholly owned subsidiaries of the Company enter into debt agreements for ABS term instruments, including ABS notes. These subsidiaries are intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company’s borrowings under the ABS facilities amortize in monthly installments, typically over five or more years. These facilities provide for an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment is determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to nine months of interest expense on certain securitized term instruments.

The Company maintains irrevocable standby letters of credit to satisfy the restricted cash balance requirements equal to nine months of interest expense on certain of the ABS facilities. As of March 31, 2026, the current value of the standby letters of credit for the Company's ABS facilities was $27.0 million.

Securitization Warehouse

Under the Company’s Securitization warehouse facility, an indirect wholly owned subsidiary of the Company issues ABS notes. This subsidiary is intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company's Securitization warehouse facility has a maximum borrowing capacity of $1,125.0 million that is available on a revolving basis until the November 20, 2028 conversion date. The interest rate under the Securitization warehouse facility

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the revolving period is daily compounded SOFR plus 1.50%. After the revolving period, borrowings will convert to term notes with a final maturity date of November 20, 2032 and bear interest at daily compounded SOFR plus 2.50%.

During the revolving period, the borrowing capacity under this facility is determined by applying an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment are determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to three months of interest expense.

Senior Notes

The Company’s senior notes are unsecured and have initial maturities ranging from five to ten years and interest payments due semi-annually. The senior notes are prepayable (in whole or in part) at the Company's option at any time prior to the maturity date, subject to certain provisions in the senior note agreements, including the payment of a make-whole premium with respect to such prepayment.

On January 21, 2026, the Company completed a $600.0 million senior unsecured investment grade bond offering. The bond offering has a contractual interest rate of 5.15% and maturity date of February 15, 2033.

Credit Facility

The Company's credit facility has a maturity date of August 7, 2030 and includes a $2,000.0 million revolving credit tranche and a term loan tranche. Term loan borrowings under the facility amortize in quarterly installments. The interest rate under the credit facility is Daily Simple SOFR plus 1.25%. The credit facility is subject to covenants customary for financings of this type, including financial covenants that require the Company to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

Commercial Paper

On March 20, 2026, the Company established a commercial paper program to issue unsecured commercial paper notes up to a maximum aggregate face or principal of $2,000.0 million, with maturities up to 397 days from the date of issue. The net proceeds from any notes issued will be used for refinancing of indebtedness, purchases of containers, dividends, or general corporate purposes. The revolving credit tranche of the Company’s credit facility, which is discussed above, serves as a liquidity backstop for the repayment of any notes outstanding under the program. The notes rank equally with all other unsecured and unsubordinated debt. As of March 31, 2026, no notes were outstanding under the program.

Derivative Impact on Debt

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table summarizes the Company's outstanding fixed-rate and floating-rate debt as of March 31, 2026:

	Balance Outstanding (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Weighted Avg Remaining Term
			From	To
Excluding impact of derivative instruments:
Fixed-rate debt	$4,358,812	3.59%	Apr 2026	Mar 2035	4.1 years
Floating-rate debt	$2,083,700	4.96%	Aug 2030	Nov 2032	4.0 years

Including impact of derivative instruments:
Fixed-rate debt	$4,358,812	3.59%
Hedged floating rate debt	1,613,000	3.65%
Total fixed and hedged floating-rate debt	5,971,812	3.61%
Unhedged floating rate debt	470,700	4.96%
Total debt financings	$6,442,512	3.71%

The fair value of total debt outstanding was $6,272.0 million and $6,455.9 million as of March 31, 2026 and December 31, 2025, respectively, and was measured using Level 1 and Level 2 inputs.

As of March 31, 2026, the maximum borrowing levels for the ABS warehouse and the revolving credit tranche under the credit facility were $1,125.0 million and $2,000.0 million, respectively. These facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under these revolving credit facilities at March 31, 2026 was approximately $931.1 million.

The Company is subject to certain financial covenants under its debt financings. As of March 31, 2026, the Company was in compliance with all financial covenants in accordance with the terms of its debt agreements.

Note 7—Derivative Instruments

Interest Rate Swaps / Caps

The Company enters into derivative agreements to manage interest rate risk exposure. Interest rate swap agreements are utilized to limit the Company's exposure to interest rate risk by converting a portion of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest expense. Interest rate swaps involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments over the lives of the agreements without an exchange of the underlying principal amounts. These swaps are designated as cash flow hedges for accounting purposes and accordingly, changes in the fair value are recorded in Accumulated other comprehensive income (loss) and are reclassified to interest and debt expense when the hedged interest payments are recognized.

The counterparties to these agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of these agreements, the Company's exposure is limited to the interest rate differential on the notional amount at each monthly settlement period over the life of the agreements. The Company does not anticipate any non-performance by the counterparties.

Certain assets of the Company's subsidiaries are pledged as collateral for various ABS facilities. Additionally, the Company may be required to post cash collateral on certain derivative agreements if the fair value of these contracts represents a liability. Any amounts of cash collateral posted are included in Other assets on the Consolidated Balance Sheets and are presented in operating activities on the Consolidated Statements of Cash Flows. As of March 31, 2026, the Company was not required to post cash collateral on derivative instruments.

Within the next twelve months, the Company expects to reclassify $22.1 million of net unrealized and realized gains related to derivative instruments designated as cash flow hedges from Accumulated other comprehensive income (loss) into earnings.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of March 31, 2026, the Company had derivative agreements in place to fix interest rates on a portion of the borrowings under its debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap(1)	$1,613.0	2.37%	3.6 years
(1)    Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $300.0 million and increase the weighted average remaining term to 4.7 years.

The following table summarizes the impact of derivative instruments on the Consolidated Statements of Operations and the Consolidated Statements of Comprehensive Income on a pretax basis (in thousands):

		Three Months Ended March 31,
	Financial statement caption	2026	2025
Non-Designated Derivative Instruments
Unrealized (gains) losses	Other (income) expense, net	$—	$(2)
Designated Derivative Instruments
Realized (gains) losses	Interest and debt (income) expense	$(5,512)	$(8,194)
Unrealized (gains) losses	Comprehensive (income) loss	$(9,454)	$16,109

Fair Value of Derivative Instruments

The Company presents the fair value of derivative instruments on a gross basis as a separate line item on the Consolidated Balance Sheets.

The Company has elected to use the income approach to value its interest rate swap and cap agreements, using Level 2 market expectations at the measurement date and standard valuation techniques to convert future values to a single discounted present value. The Level 2 inputs for the interest rate swap and cap valuations are inputs other than quoted prices that are observable for the asset or liability (specifically SOFR and swap rates and credit risk at commonly quoted intervals).

Note 8—Segment and Geographic Information

Segment Information

The Company operates its business in one industry, intermodal transportation equipment, and has two operating segments which also represent its reportable segments:
•Equipment leasing - the Company owns, leases and ultimately disposes of containers and chassis from its leasing fleet, as well as manages containers owned by other parties.
•Equipment trading - the Company purchases containers from shipping line customers, and other sellers of containers, and resells these containers to container retailers and users of containers for storage or one-way shipment. Included in the equipment trading segment revenues are leasing revenues from equipment purchased for resale that is currently on lease until the containers are dropped off.

These operating segments were determined based on the chief operating decision makers' review and resource allocation of the products and services offered. The Company’s Chief Operating Decision Maker(s) ("CODM") is the senior executive team.

Most of Triton’s revenues are derived from leasing equipment to the Company's core shipping line customers. The most important driver of profitability is the extent to which leasing revenues, which are driven by the Company's owned equipment fleet size, utilization and average lease rates, exceed ownership (depreciation and interest expense) and operating costs. The Company's profitability is also driven by the gains or losses realized on the sale of used containers and the margins generated from trading new and used containers. The CODM uses leasing margin and disposal gains in the Company's equipment leasing segment and net trading margin in the equipment trading segment as the primary measures of profitability and the basis for the allocation of resources. Within the components of leasing margin, the CODM will analyze the relationship between revenue trends and certain significant expenses including storage and handling and repair costs.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following tables summarize the Company's segment information and the consolidated totals reported (in thousands):

	Three Months Ended March 31,
	2026			2025
	Equipment Leasing	Equipment Trading	Totals	Equipment Leasing	Equipment Trading	Totals
Total revenues	$310,601	$1,554	$312,155	$381,169	$1,871	$383,040
Less:
Depreciation and amortization	87,411	180	87,591	128,166	194	128,360
Interest and debt expense	62,828	584	63,412	67,879	250	68,129
Storage and handling	13,912	—	13,912	10,068	—	10,068
Repair costs	2,516	—	2,516	2,592	—	2,592
Other operating expenses	1,577	—	1,577	2,159	—	2,159
Administrative expenses(1)	25,969	349	26,318	23,865	261	24,126
Other (income) expenses(2)	514	—	514	228	—	228
Leasing margin	$115,874	$441	$116,315	$146,212	$1,166	$147,378
Net trading margin	—	430	430	—	594	594
Net gain (loss) on sale of leasing equipment	(1,429)	—	(1,429)	10,694	—	10,694
Income (loss) before income taxes			$115,316			$158,666
Total assets	$9,622,880	$100,174	$9,723,054	$8,956,935	$76,600	$9,033,535
Purchases of leasing equipment and investments in finance leases(3)	$51,501	$—	$51,501	$20,200	$—	$20,200

(1)     Certain Administrative expenses have been allocated to the equipment trading segment based on a methodology that is consistent in all the periods presented.
(2) Other segment items primarily include the provision (reversal) for doubtful accounts, unrealized gains or losses on derivative instruments and debt termination expense.
(3)    Represents cash disbursements for purchases of leasing equipment and investments in finance leases as reflected in the Consolidated Statements of Cash Flows for the periods indicated, but excludes cash flows associated with the purchase of equipment held for resale.

There are no intercompany revenues or expenses between segments. Certain administrative expenses have been allocated between segments based on an estimate of services provided to each segment. A portion of the Company's equipment purchased for resale in the equipment trading segment may be leased for a period of time and is reflected as leasing equipment as opposed to equipment held for sale and the cash flows associated with these transactions are reflected as purchases of leasing equipment and proceeds from the sale of equipment in investing activities in the Company's Consolidated Statements of Cash Flows.

Geographic Segment Information

The Company generates the majority of its leasing revenues from international containers which are deployed by its customers in a wide variety of global trade routes. The majority of the Company's leasing related revenue is denominated in U.S. dollars.

The following table summarizes the geographic allocation of total leasing revenues based on customers' primary domicile (in thousands):

	Three Months Ended March 31,
	2026	2025
Total revenues:
Asia	$115,655	$148,969
Europe	164,156	202,067
Americas	15,740	16,218
Bermuda	1,052	1,148
Other International	15,552	14,638
Total	$312,155	$383,040

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Since the majority of the Company's containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company's long-lived assets are considered to be international.

The following table summarizes the geographic allocation of equipment trading revenues based on the location of the sale (in thousands):

	Three Months Ended March 31,
	2026	2025
Total equipment trading revenues:
Asia	$3,914	$1,984
Europe	4,798	1,536
Americas	7,464	6,750
Bermuda	—	—
Other International	2,921	1,645
Total	$19,097	$11,915

Note 9—Commitments and Contingencies

Container Equipment Purchase Commitments

As of March 31, 2026, the Company had commitments to purchase equipment in the amount of $150.0 million.

Contingencies

Legal Proceedings

The Company is party to various pending or threatened legal or regulatory proceedings arising in the ordinary course of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Triton records liabilities related to legal matters when the exposure item becomes probable and can be reasonably estimated. Based upon information presently available, the Company does not expect liabilities arising from these matters to have a material adverse effect on its financial condition, results of operations, or liquidity. However, these matters are subject to inherent uncertainties and it is possible that a liability arising from these matters could have a material adverse impact in the period in which the uncertainties are resolved, depending in part on the operating results for such period.

Note 10—Income Taxes

The Company is a Bermuda exempted company. Bermuda enacted a corporate income tax which became effective January 1, 2025. The Company and its subsidiaries are currently not within the scope of the Bermuda Corporate Income Tax Act and will not be subject to income tax in Bermuda. However, the Company's subsidiaries are subject to taxation in certain foreign jurisdictions, including the US, in which such subsidiaries conduct business.

The following table summarizes the Company's effective tax rate:

	Three Months Ended March 31,
	2026	2025
Effective income tax rate	7.7%	8.8%

The Company has computed the provision for income taxes based on the estimated annual effective tax rate and the application of discrete items, if any, in the applicable period. The decrease in the effective tax rate for the three months ended March 31, 2026, compared to the same period in 2025, was primarily due to a benefit from the purchase of energy tax credits.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Related Party Transactions

On February 5, 2026, the Company entered into a Tax Credit Transfer Agreement to purchase $22.5 million of renewable energy tax credits from EEV TCT Holdco, Inc., a subsidiary of Geronimo Power Holdings, LLC, a Brookfield Renewable portfolio company that develops solar power plants. The Company purchased the tax credits from EEV TCT for $20.7 million and recorded a $1.8 million income tax benefit on the Consolidated Statement of Operations. The Company made cash payments of $12.4 million for these tax credits in the first quarter of 2026.

The Company holds a 50% interest in Antwerp Container Company ("ACC"), a container depot in Antwerp. The Company's original equity investment in ACC of $1.9 million is included in Other assets on the Consolidated Balance Sheets. The Company enters into contractual agreements with ACC in the ordinary course of business to repair equipment returned off lease and store equipment when it is not on lease. The Company also sells equipment to ACC periodically in arm’s length transactions.

The Company's ultimate parent, Brookfield Corporation, holds an interest in a joint venture which owns containers in securitization portfolios. The Company serves as manager of the containers in the joint venture, and received management fees of $5.3 million for the three months ended March 31, 2026.

The Company holds a 50% interest in Tristar Container Services (Asia) Private Limited ("Tristar"), which is primarily engaged in the selling and leasing of container equipment in the domestic and short sea markets in India. The Company's equity investment in Tristar is included in Other assets on the Consolidated Balance Sheets. The Company received payments on finance leases with Tristar of $0.4 million and $0.5 million for the three months ended March 31, 2026 and 2025, respectively. The Company has a finance lease receivable balance with Tristar of $1.9 million and $2.2 million as of March 31, 2026 and December 31, 2025, respectively.

Note 12—Subsequent Events

On April 26, 2026, the Company's Board of Directors approved and declared a cash dividend on its issued and outstanding preference shares, payable on June 15, 2026 or the next business day thereafter to holders of record at the close of business on June 8, 2026 as follows:

Preference Share Series	Dividend Rate	Dividend Per Share
Series A	8.500%	$0.5312500
Series B	8.000%	$0.5000000
Series C	7.375%	$0.4609375
Series D	6.875%	$0.4296875
Series E	5.750%	$0.3593750
Series F	7.625%	$0.4765625
Series G	7.500%	$0.4687500

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and other financial information included elsewhere in this Quarterly Report on Form 6-K and with the audited consolidated financial statements included in our 2025 Annual Report on Form 20-F. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties discussed under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in our 2025 Annual Report on Form 20-F, in this Quarterly Report on Form 6-K, as well as in the other documents we file with the Securities and Exchange Commission (the "SEC") from time to time. Our actual results may differ materially from those contained in or implied by any forward-looking statements. References in this Quarterly Report on Form 6-K to the "Company," "Triton," "we," "us" and "our" refer to Triton International Limited and, where appropriate, its consolidated subsidiaries.

Our Company

Triton is the world's largest lessor of intermodal containers with an owned and managed container fleet of more than 7.0 million twenty-foot equivalent units ("TEU"). Intermodal containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal containers are the primary means by which many goods and materials are shipped internationally. We also lease chassis, which are used for the transportation of containers.

We operate our business in one industry, intermodal transportation equipment, and have two business segments, which also represent our reportable segments:
•Equipment leasing - we own, lease and ultimately dispose of containers and chassis from our leasing fleet, as well as manage containers owned by other parties.
•Equipment trading - we purchase containers from shipping line customers, and other sellers of containers, and resell these containers to container retailers and users of containers for storage or one-way shipment.

Operations

Our consolidated operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. As of March 31, 2026, our total fleet consisted of approximately 4.3 million containers and chassis, representing 7.4 million TEU or 7.8 million cost equivalent units ("CEU"), including 0.8 million managed containers, representing 1.3 million TEU or 1.5 million CEU. We have an extensive global presence, offering leasing services through a worldwide network of local offices, and we utilize third-party container depots spread across over 40 countries to provide customers global access to our container fleet. Our primary customers include the world's largest container shipping lines.

The most important driver of profitability in our business is the extent to which leasing revenues, which are driven by our owned equipment fleet size, utilization and average lease rates, exceed our ownership and operating costs. Our profitability is also driven by the gains or losses we realize on the sale of used containers and the margins generated from trading new and used containers.

We lease five types of equipment: dry containers, refrigerated containers, special containers, tank containers, and chassis. Our in-house equipment sales group manages the sale process for our used containers and chassis from our equipment leasing fleet and sells used and new containers and chassis acquired from third parties.

The following table summarizes the percentage of our equipment fleet in terms of units and CEU as of March 31, 2026:

Equipment Type	Percentage of total fleet in units(1)	Percentage of total fleet in CEU(1)
Dry	91.3%	75.3%
Refrigerated	4.3	17.5
Special	2.3	3.4
Tank	0.3	1.3
Chassis	0.6	1.6
Equipment leasing fleet	98.8%	99.1%
Equipment trading fleet	1.2	0.9
Total	100.0%	100.0%
(1)    Owned and managed equipment is included in the table above.

TEU and CEU are standard industry measures of fleet size and are used to measure the quantity of containers that make up our revenue earning assets. CEU is a ratio used to convert the actual number of containers in our fleet to a figure based on an estimate for the historical average relative purchase prices of our various equipment types to that of a 20-foot dry container. For example, the CEU ratio for a 40-foot high cube dry container is 1.70, and a 40-foot high cube refrigerated container is 7.50. These factors may differ slightly from CEU ratios used by others in the industry.

Operating Performance

In the first quarter of 2026, we achieved a high level of operating and financial performance despite continued market challenges. Our average and ending utilization in the first quarter of 2026 were 97.1% and 97.3%, respectively. During the quarter, low new container prices created several headwinds for Triton, including driving low market leasing rates and pressuring used container sale prices. Low new container prices also encouraged our shipping line customers to purchase rather than lease most of their new container additions. In addition, the first quarter typically marks the slow season for our key dry container product line. However, our long-term lease portfolio provides strong protection, and in the first quarter we benefitted from spot container shortages related to the Chinese New Year Holiday.

As of March 31, 2026, the net book value of our revenue earning assets was $9.0 billion, which was relatively flat compared to December 31, 2025 and an increase of $0.6 billion compared to March 31, 2025. On July 1, 2025, we completed the acquisition of Global Container International LLC ("GCI"), a Bermuda-domiciled container leasing company (the "GCI Acquisition"), which resulted in an increase in our revenue earning assets of $1.1 billion. Excluding the impact of the GCI Acquisition, our net book value decreased by $0.5 billion from March 31, 2025, primarily due to disposals, depreciation expense and limited procurement.

We generated a small loss on the disposal of used containers in the first quarter of 2026. Our volume of used container disposals remained solid, but used container sale prices have decreased due to pressure from low new container prices. We also incurred increased repositioning costs for disposal containers in the quarter.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows provided by operating activities, proceeds from the sale of our leasing equipment, borrowings under our debt facilities and proceeds from other financing activities. Our principal uses of cash include capital expenditures, debt service, and dividend payments.

For the trailing twelve months ended March 31, 2026, cash provided by operating activities, together with the proceeds from the sale of our leasing equipment, was $1,138.6 million. In addition, as of March 31, 2026, we had $60.9 million of unrestricted cash and cash equivalents and $2,573.5 million of maximum borrowing capacity remaining under our existing credit facilities.

As of March 31, 2026, our cash commitments in the next twelve months are $997.0 million of scheduled principal payments on our existing debt facilities, and $200.9 million of committed but unpaid capital expenditures, primarily for the purchase of new equipment.

We believe that cash generated from operating activities, existing cash, proceeds from the sale of our leasing equipment, and availability under our credit facilities will be sufficient to meet our obligations over the next twelve months and beyond.

Capital Activity

In January 2026, we issued 7,000,000 Series G 7.500% Cumulative Redeemable Perpetual Preference Shares for aggregate net proceeds of $169.1 million.

During the three months ended March 31, 2026, we paid dividends on preference shares of $18.2 million and paid a cash dividend of $200.0 million on common shares of the Company to Thanos Holdings Limited ("Parent").

For additional information on capital activity and dividends, refer to Note 4 - "Other Equity Matters" in the Notes to the Consolidated Financial Statements.

Debt Agreements

As of March 31, 2026, our outstanding indebtedness was comprised of the following (amounts in millions):

	March 31, 2026
	Outstanding Borrowings	Maximum Borrowing Level
Secured Debt Financings
Securitization ("ABS") term instruments	$1,958.8	$1,958.8
Securitization warehouse	260.0	1,125.0
Total secured debt financings	2,218.8	3,083.8
Unsecured Debt Financings
Senior notes	2,400.0	2,400.0
Credit facility:
Revolving credit facilities	291.5	2,000.0
Term loan facilities	1,532.2	1,532.2
Commercial paper	—	—
Total unsecured debt financings	4,223.7	5,932.2
Total debt financings	6,442.5	9,016.0
Unamortized debt costs	(41.9)
Unamortized debt premiums & discounts	(3.5)
Debt, net of unamortized costs	$6,397.1	$9,016.0

The maximum borrowing levels depicted in the table above may not reflect the actual availability under all of the credit facilities. Certain of these facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under the securitization warehouse and the revolving credit tranche under the credit facility at March 31, 2026 was approximately $931.1 million.

As of March 31, 2026, we had a combined $5,971.8 million of total debt on facilities with fixed interest rates or floating interest rates that have been synthetically fixed through interest rate swap contracts. This accounts for 92.7% of our total debt.

For additional information on our debt, refer to Note 6 - "Debt" in the Notes to the Consolidated Financial Statements.

Debt Activity

On March 20, 2026, we established a commercial paper program to issue unsecured commercial paper notes up to a maximum aggregate face or principal of $2,000.0 million, with maturities up to 397 days from the date of issue. The net proceeds from any notes issued will be used for refinancing of indebtedness, purchases of containers, dividends, or general corporate purposes. The revolving credit tranche of our credit facility serves as a liquidity backstop for the repayment of any notes outstanding under the program. The notes rank equally with all other unsecured and unsubordinated debt. As of March 31, 2026, no notes were outstanding under the program.

On January 21, 2026, we completed a $600.0 million senior unsecured investment grade bond offering. The bond offering has a contractual interest rate of 5.15% and maturity date of February 15, 2033.

We may, from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for debt, in open-market purchases, privately negotiated transactions, tender offers or otherwise. Such repurchases or exchanges, if any, may be funded from operating cash flows or other sources, will be on such terms and at prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
Debt Covenants

We are subject to certain financial covenants related to leverage and interest coverage as defined in our debt agreements. Failure to comply with these covenants could result in a default under the related credit agreements and the acceleration of our outstanding debt if we were unable to obtain a waiver from the creditors. As of March 31, 2026, we were in compliance with all such covenants.

Credit Ratings

Our investment-grade corporate and long-term debt credit ratings enable us to lower our cost of funds and broaden our access to attractively priced capital. While a ratings downgrade, on its own, would not result in a default under any of our debt agreements, it could adversely affect our ability to issue debt and obtain new financings, or renew existing financings, and it would increase the cost of our financings. Additionally, under the terms of our senior notes and certain series of our preference shares, certain ratings downgrades following the announcement or occurrence of a change of control, as more fully described in the relevant agreements governing those instruments, could give holders of those instruments certain redemption or conversion rights. The Company's long-term debt and corporate rating of BBB- from Fitch Ratings and BBB from S&P Global Ratings remained unchanged in the first quarter of 2026. Triton was also assigned Short Term Issuer Ratings of F3 from Fitch Ratings and A2 from S&P Global Ratings, in connection with the establishment of the commercial paper program.

Cash Flow

The following table sets forth certain cash flow information for the periods presented (in thousands):

	Three Months Ended March 31,
	2026	2025	Variance
Net cash provided by (used in) operating activities	$205,874	$287,698	$(81,824)
Net cash provided by (used in) investing activities	$6,419	$47,631	$(41,212)
Net cash provided by (used in) financing activities	$(222,233)	$(398,362)	$176,129

Operating Activities

Net cash provided by operating activities decreased by $81.8 million to $205.9 million for the three months ended March 31, 2026, compared to $287.7 million in the same period in 2025. On March 27, 2025, the Company distributed its equity interest in Triton Container Finance VIII LLC ("TCF VIII"), a special purpose securitization subsidiary of Triton, to Parent (the “TCF VIII Distribution”). The TCF VIII Distribution resulted in a decrease in operating cash flows of $61.8 million compared to the same period last year. In addition, there was a negative impact from the change in accounts receivable of $15.7 million due to timing of cash collections.

Investing Activities

Net cash provided by investing activities decreased by $41.2 million to $6.4 million for the three months ended March 31, 2026 compared to $47.6 million in the same period in 2025. This decrease was primarily driven by an increase of $31.3 million in purchases of new equipment in the first three months of 2026 compared to the same period last year. In addition, cash provided by investing activities from proceeds for the sale of equipment decreased by $9.6 million due to lower selling prices.

Financing Activities

Net cash used in financing activities decreased by $176.1 million to $222.2 million for the three months ended March 31, 2026 compared to $398.4 million in the same period in 2025. The decrease was primarily due to lower net debt repayments of $185.2 million, higher proceeds from the issuance of preference shares of $24.5 million, and the TCF VIII Distribution, which resulted in lower cash used in financing activities of $44.4 million. These decreases were partially offset by higher capital distributions to Parent of $50.0 million.

Operating Results

The following table presents our comparative operating results (in thousands):

	Three Months Ended March 31,
	2026	2025	Variance
Revenues:
Operating lease revenues	$278,294	$356,395	$(78,101)
Finance lease revenues	28,516	26,645	1,871
Management fee revenues	5,345	—	5,345
Total revenues	312,155	383,040	(70,885)

Equipment trading revenues	19,097	11,915	7,182
Equipment trading expenses	(18,667)	(11,321)	(7,346)
Trading margin	430	594	(164)

Net gain (loss) on sale of leasing equipment	(1,429)	10,694	(12,123)

Operating expenses:
Depreciation and amortization	87,591	128,360	(40,769)
Direct operating expenses	18,005	14,819	3,186
Administrative expenses	26,318	24,126	2,192
Provision (reversal) for doubtful accounts	548	305	243
Total operating expenses	132,462	167,610	(35,148)
Operating income (loss)	178,694	226,718	(48,024)
Other (income) expenses:
Interest and debt expense	63,412	68,129	(4,717)
Other (income) expense, net	(34)	(77)	43
Total other (income) expenses	63,378	68,052	(4,674)
Income (loss) before income taxes	115,316	158,666	(43,350)
Income tax expense (benefit)	$8,872	$13,893	$(5,021)
Net income (loss)	106,444	144,773	(38,329)
Less: dividends on preferred shares	18,184	14,744	3,440
Net income (loss) attributable to common shareholder	$88,260	$130,029	$(41,769)

Comparison of the Three Months Ended March 31, 2026 and 2025
In 2025, we acquired the assets of GCI and distributed our equity interest in TCF VIII to our Parent. The impacts related to the GCI Acquisition and the TCF VIII Distribution for specific line items are specified in the below period to period comparisons.

Leasing revenues.    Per diem revenue represents revenue earned under operating lease contracts. Fee and ancillary lease revenue represents fees billed for the pick-up and drop-off of containers in certain geographic locations and billings of certain reimbursable operating costs such as repair and handling expenses. Finance lease revenue represents interest income earned under finance lease contracts. Management fee revenues represents revenue earned from managing containers owned by others. The following table summarizes our leasing revenues for the periods indicated below (in thousands):

	Three Months Ended March 31,
	2026	2025	Variance
Revenues
Operating leases:
Per diem revenues	$263,909	$340,897	$(76,988)
Fee and ancillary revenues	14,385	15,498	(1,113)
Total operating lease revenues	278,294	356,395	(78,101)
Finance lease revenues	28,516	26,645	1,871
Management fee revenues	5,345	—	5,345
Total revenues	$312,155	$383,040	$(70,885)

Total leasing revenues were $312.2 million for the three months ended March 31, 2026 compared to $383.0 million in the same period in 2025, a decrease of $70.8 million.
Per diem revenues were $263.9 million for the three months ended March 31, 2026 compared to $340.9 million in the same period in 2025, a decrease of $77.0 million. Per diem revenues decreased by $74.4 million related to the TCF VIII Distribution, partially offset by an increase of $19.4 million in connection with the GCI Acquisition. The primary reasons for the remaining decrease were as follows:
•$14.8 million decrease due to a decrease of approximately 0.3 million CEU in the average number of containers on-hire; and a
•$7.2 million decrease due to lower average lease rates of units placed on hire for our dry container product line.

Fee and ancillary lease revenues were $14.4 million for the three months ended March 31, 2026 compared to $15.5 million in the same period in 2025, a decrease of $1.1 million. The decrease was primarily due to a $2.2 million decrease related to the TCF VIII Distribution, partially offset by a $1.2 million increase in repair revenue as a result of a higher volume of redeliveries.

Finance lease revenues were $28.5 million for the three months ended March 31, 2026 compared to $26.6 million in the same period in 2025, an increase of $1.9 million. The increase was primarily due to the additions of new finance leases in connection with the GCI Acquisition, partially offset by the runoff of the existing portfolio.

Management fee revenues were $5.3 million for the three months ended March 31, 2026 resulting from the management of containers that are owned by other parties. There were no management fee revenues for the three months ended March 31, 2025.

Net gain (loss) on sale of leasing equipment.    Loss on sale of leasing equipment was $1.4 million for the three months ended March 31, 2026 compared to a $10.7 million gain on sale in the same period in 2025, a decrease of $12.1 million. The decrease was primarily due to a decrease in the average sales price for used dry containers.

Depreciation and amortization.    Depreciation and amortization was $87.6 million for the three months ended March 31, 2026 compared to $128.4 million in the same period in 2025, a decrease of $40.8 million. This decrease was primarily due to a decrease of $31.0 million related to the TCF VIII Distribution. In addition, effective January 1, 2025, we decreased the residual value of our refrigerated containers which resulted in a one-time charge of $20.5 million in the first quarter of 2025 which did not reoccur in the current period. Partially offsetting these decreases was an increase in depreciation expense of $11.5 million related to containers acquired in the GCI Acquisition. The primary reasons for the remaining net decrease were as follows:

•$4.2 million decrease due to an increase in the number of containers that have become fully depreciated or reclassified to assets held for sale; partially offset by a
•$2.8 million increase due to new production units placed on-hire, primarily during 2025 that have a full quarter of depreciation expense in 2026.

Direct operating expenses.    Direct operating expenses primarily consist of our costs to repair equipment returned off lease, store equipment when it is not on lease and reposition equipment from locations with weak leasing demand. Direct operating expenses were $18.0 million for the three months ended March 31, 2026 compared to $14.8 million in the same period in 2025, an increase of $3.2 million. The primary reasons for the increase were as follows:
•$4.5 million increase in storage expense resulting from an increase in the number of idle units; and a
•$1.5 million increase in repair and handling costs as a result of a higher volume of redeliveries; partially offset by a
•$2.7 million decrease related to the TCF VIII Distribution.

Administrative expenses.    Administrative expenses were $26.3 million for the three months ended March 31, 2026 compared to $24.1 million in the same period in 2025, an increase of $2.2 million primarily due to an increase in incentive and other compensation costs.

Interest and debt expense.    Interest and debt expense was $63.4 million for the three months ended March 31, 2026 compared to $68.1 million in the same period in 2025, a decrease of $4.7 million. This decrease was primarily due to a decrease of $7.4 million related to the TCF VIII Distribution, partially offset by an increase of $6.9 million in connection with the GCI Acquisition. The primary reasons for the remaining decrease were as follows:
• $3.0 million decrease related to a lower average daily balance; and a
•$1.2 million decrease related to lower SOFR rates.

Income tax expense (benefit). Income tax expense was $8.9 million for the three months ended March 31, 2026 compared to $13.9 million in the same period in 2025, a decrease of $5.0 million. The decrease in income tax expense was primarily the result of a decrease in pre-tax income and a benefit from the purchase of energy tax credits. The Company's effective tax rate was 7.7% for the three months ended March 31, 2026 compared to 8.8% in 2025. The decrease in the effective tax rate was primarily due to a benefit from the purchase of energy tax credits.

Critical Accounting Estimates

Our Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which requires us to make estimates and assumptions that affect the amounts and disclosures reported in the Consolidated Financial Statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, values or cash flows that may result from changes in the price of a financial instrument. The fair value of a financial instrument, derivative or non-derivative, might change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We have operations internationally and we are exposed to market risks in the ordinary course of our business. These risks include interest rate and foreign currency exchange rate risks.

Interest Rate Risk

We enter into derivative agreements to fix the interest rates on a portion of our floating-rate debt. We assess and manage the external and internal risk associated with these derivative instruments in accordance with our overall operating goals. External risk is defined as those risks outside of our direct control, including counterparty credit risk, liquidity risk, systemic risk and legal risk. Internal risk relates to those operational risks within the management oversight structure and include actions taken in contravention of our policies.

The primary external risk of our derivative agreements is counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under the agreement. All of our derivative agreements are with highly-rated financial institutions. Credit exposures are measured based on counterparty credit risks and the market value of outstanding derivative instruments.

As of March 31, 2026, we had derivative agreements in place to fix interest rates on a portion of our borrowings under debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap(1)	$1,613.0	2.37%	3.6 years
(1)    Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $300.0 million and increase the weighted average remaining term to 4.7 years.

Our derivative agreements are designated as cash flow hedges for accounting purposes. Any unrealized gains or losses related to the changes in fair value are recognized in accumulated other comprehensive income and reclassified to interest and debt expense as they are realized.

Approximately 92.7% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. A 100 basis point increase in the interest rates (SOFR) on our unhedged debt would result in an increase of approximately $5.0 million in interest expense over the next 12 months.

Foreign currency exchange rate risk

The U.S. dollar is the operating currency for the large majority of our leases and obligations, and most of our revenues and expenses are denominated in U.S. dollars. However, we pay our non-U.S. staff in local currencies, and a portion of our direct operating expenses and disposal transactions for our older containers are denominated in foreign currencies. Due to the relatively small portion of our business that is exposed to foreign currency fluctuations, the impact is de minimis. We record realized and unrealized foreign currency exchange gains and losses in Administrative expenses in the Consolidated Statements of Operations as a result of fluctuations in exchange rates related to our Euro and Pound Sterling transactions and our foreign denominated assets and liabilities.

Net foreign exchange (gains) losses were immaterial for the three months ended March 31, 2026 and 2025.

PART II - OTHER INFORMATION

Risk Factors

Our business is subject to numerous risks. In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the factors discussed under Item 3.D, “Risk Factors” in our 2025 Annual Report on Form 20-F, as supplemented and updated by the risk factors below. These factors could materially adversely affect our business, financial condition, results of operations and cash flows, and could cause our actual results to differ materially from our historical results or the results contemplated by any forward-looking statements contained in this Quarterly Report on Form 6-K.

International conflicts may negatively impact international trade and our business.

Given the nature of our and our customers’ business and global operations, political, economic and other conditions in major regions, including geopolitical conflicts, may adversely affect us. For example, the ongoing war between Russia and Ukraine has resulted in economic and trade disruptions, significant stress on the global economy, as well as a significant humanitarian crisis. The conflict has led the United States, along with other nations and international organizations, to impose sweeping economic sanctions on Russia, its allies, and associated individuals, banks, and corporations. Additionally, it has prompted port restrictions on Russian vessels and decisions by several major ocean carriers to suspend services to Russia and modify certain shipping routes. More recently, attacks on shipping vessels in the Red Sea have disrupted trade routes in the region, and it remains uncertain when normal vessel routing through the Suez Canal will resume. In addition, geopolitical developments involving Iran have further disrupted shipping routes in the Middle East, including through the Strait of Hormuz, and the duration and impact of such disruptions remain uncertain.

While we do not have any employees or Company facilities in any of these major conflict areas, the extent and duration of military conflicts, resulting sanctions, embargoes, regional instability, shipping bans or disruptions, increased cybersecurity risks, escalation of hostilities and the effects of the conflicts on our customers and the global economy, including increased on-shoring and near-shoring, reduced global trade, heightened inflation and any other related economic or market disruptions, are impossible to predict, but could be substantial, particularly if they persist for an extended period of time or if geopolitical tensions result in expanded military conflict. These factors may negatively impact our business and results of operations.

Incorporation by Reference

This Quarterly Report and the related exhibits are hereby incorporated by reference into the registration statements of the Company on Forms F-3 (File Nos. 333-283474 and 333-291561) (the “Registration Statements”), as such Registration Statements may be amended from time to time.

Exhibits

Exhibit No.	Description

101.INS	Inline XBRL Instance Document - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Instance Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Inline XBRL Data (formatted as Inline XBRL and contained in Exhibit 101)
* Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRITON INTERNATIONAL LIMITED
	By:	/s/ BRIAN M. SONDEY
Date: April 28, 2026		Brian M. Sondey Director and Chief Executive Officer